Exhibit 99.2

SEADRILL LIMITED

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 17, 2024

NOTICE IS HEREBY GIVEN that the 2024 Annual General Meeting of Shareholders (the “Meeting”) of Seadrill Limited (the “Company”) will be held on April 17, 2024, at 10:00 a.m., at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2023.

To consider the following Company proposals:

1.

To determine that the number of Directors comprising the Board of Directors of the Company (the “Board”) be set at up to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company (the “Bye-laws”).

2.

To re-elect, by way of separate resolutions, each of Julie Robertson, Jean Cahuzac, Jan Kjærvik, Mark McCollum, Harry Quarls, Andrew Schultz, Paul Smith, Jonathan Swinney and Ana Zambelli as Directors of the Company to serve until the Company’s next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws.

3.

To approve the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent auditor for the financial year ending December 31, 2024 and serve until the close of the Company’s next annual general meeting thereafter, and to authorize the Board (acting through its Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

4.

To approve the amended and restated bye-laws as set out in Appendix 2 attached to the Proxy Statement (the “A&R Bye-laws”) and adopt the A&R Bye-laws to be the bye-laws of the Company in substitution for and to the exclusion of all existing bye-laws of the Company.

5.

To ratify, approve and confirm the interim remuneration paid to certain Directors of the Company from January 1, 2024 to the date of the Meeting and to approve the remuneration of the Directors for the period from the date immediately following the Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting of Shareholders, in each case, as set out in Appendix 3 attached to the Proxy Statement.

6.	To approve that an application is made by the Company to the Oslo Stock Exchange for the delisting of its common shares.

To consider and vote on such other business as may properly come before the Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors

James Gilbertson

Company Secretary

March 21, 2024

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Notes:

1.

The Board has fixed 5:00 p.m., Bermuda time on March 6, 2024, as the record date for the determination of the members of record entitled to attend and vote at the Meeting or any postponement or adjournment thereof. Only those members entered on the Register of Members of the Company as of the above record date shall be entitled to attend and vote at the Meeting in respect of the number of shares registered in their name at that time.

2.

Every member entitled to attend and vote at the Meeting or any postponement or adjournment thereof is entitled to appoint a proxy to attend and vote in such member’s stead on a show of hands or, if properly demanded in accordance with the Bye-laws, on a poll. A proxy card is enclosed for this purpose (the “Proxy Card”). A proxy holder need not be a member of the Company. A member who is entitled to cast two or more votes at the Meeting or any postponement or adjournment thereof may appoint more than one proxy holder.

3.

If the Proxy Card is properly executed, the issued and outstanding shares of the Company represented by the proxy holder appointed by use of the Proxy Card enclosed herewith (the “Shares”) will be voted in the manner directed by the member on such Proxy Card. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favor of the proposals as recommended by the Board (including amendments thereto approved by the Board) when duly presented at the Meeting or any postponement or adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters as may otherwise properly come before the Meeting or any postponement or adjournment thereof.

4.

The Company’s audited consolidated financial statements for the year ended December 31, 2023 are contained in the Company’s report on Form 20-F which will be filed with the U.S. Securities and Exchange Commission and published on our website at www.seadrill.com/investors/reports-presentations/reports/. Members can request a hard copy free of charge upon request through the investor portion of our website at www.seadrill.com.

5.

Each of Proposals 4 and 6 requires the affirmative vote of not less than two-thirds of all votes cast in person or by proxy at the Meeting. Each of Proposals 1 through 3 (inclusive) and Proposal 5 requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting. Given that the thresholds are of votes cast at the Meeting, broker non-votes and abstentions will not have any effect on the results of voting on the proposals.

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